Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. (“Company" or “Itaú Unibanco”), in compliance with Article 157, Paragraph 4 of Law 6,404/76 and Resolution no. 44/21 of the Brazilian Securities and Exchange Commission, informs its stockholders and the market in general that as of this date it has released its revised projections for the year 2023 in accordance with the provision in item 03 (“Projections”) of the Reference Form.

Consolidated		
	previous	reviewed	
total credit portfolio[1]	growth between 6.0% and 9.0%	maintained	
financial margin with clients	growth between 13.5% and 16.5%	maintained	
financial margin with the market	between R$2.0 bn and R$4.0 bn	maintained	
cost of credit[2]	between R$36.5 bn and R$40.5 bn	maintained	
commissions and fees and results from insurance operations[3]	growth between 7.5% and 10.5%	growth between 5.0% and 7.0%	
non-interest expenses	growth between 5.0% and 9.0%	maintained	consolidated efficiency ratio below 40% and below 38% in Brazil
effective tax rate	between 28.5% and 31.5%	between 27.0% and 29.0%	

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

It’s important to mention that, as of the third quarter of 2023, the Company considers in the management purposes a cost of capital of around 14.25% p.y.

Information on outlooks for the business, projections and operational and financial goals are solely forecasts, based on management’s current outlook in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information.

São Paulo, August 07th, 2023

Renato Lulia Jacob

Group Head of Investor Relations and Market Intelligence